Exhibit 12
BB&T Corporation
Earnings To Fixed Charges

	Six Months
	Ended June 30,		Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009

	(Dollars in millions)
Earnings:
Income before income taxes	$1,446	$1,534	$3,124	$2,792	$1,628	$969	$1,036
Plus:
Fixed charges	430	502	967	1,130	1,442	1,855	2,108
Less:
Noncontrolling interests	56	32	50	49	43	38	24
Earnings	1,820	2,004	4,041	3,873	3,027	2,786	3,120

Less:
Interest on deposits	120	164	301	429	610	917	1,271
Earnings, excluding interest on deposits	$1,700	$1,840	$3,740	$3,444	$2,417	$1,869	$1,849

Fixed charges:
Interest expense	$393	$465	$891	$1,060	$1,378	$1,795	$2,040
Interest portion of rent expense	37	37	76	70	64	60	68
Total fixed charges	430	502	967	1,130	1,442	1,855	2,108
Less:
Interest on deposits	120	164	301	429	610	917	1,271
Total fixed charges, excluding interest on deposits	310	338	666	701	832	938	837

Dividends/accretion on preferred stock (1)	101	79	211	87	―	―	146

Total fixed charges and preferred dividends	$531	$581	$1,178	$1,217	$1,442	$1,855	$2,254

Total fixed charges and preferred dividends, excluding interest on deposits	$411	$417	$877	$788	$832	$938	$983

Earnings to fixed charges:
Including interest on deposits	4.23x	3.99x	4.18x	3.43x	2.10x	1.50x	1.48x

Excluding interest on deposits	5.48x	5.44x	5.62x	4.91x	2.91x	1.99x	2.21x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.43x	3.45x	3.43x	3.18x	2.10x	1.50x	1.38x

Excluding interest on deposits	4.14x	4.41x	4.26x	4.37x	2.91x	1.99x	1.88x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.